U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SEC File Number 0-26826
CUSIP Number 038 153 10-2

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form lO-Q [ ] Form N-SAR For Period Ended: June 30, 1997

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


Part I - Registrant Information

Full Name of Registrant:            Applied Computer Technology, Inc.

Former Name if Applicable:          N/A

Address of Principal Executive Office (Street and Number) 2573 Midpoint Drive

City, State and Zip Code

Fort Collins, Colorado  80525


Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[X](b) The subject annual report,  semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, l0-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company shipped approximately $7,000,000 in orders during August 1997. The Company used some of its accounting staff to help with the shipment. As a result, the Company was not able to complete its l0-Q report by August 14, 1997.



Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification William T. Hart (303) 839-0061 (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X] Yes [ ] No

     The Company estimates that it will have a loss of approximately $2,500,000 during the quarter ending June 30, 1997.



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Applied Computer Technology. Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 14, 1997


By ISI William T. Hart


William T. Hart
Hart & Trinen
1624 Washington Street
Denver, CO  80203
(303) 839-0061


ATTORNEYS FOR APPLIED COMPUTER TECHNOLOGY, INC.



ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).












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